Traws Pharma, Inc.

12 Penns Trail

Newtown, PA 18940
(267) 759-3680

January 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Traws Pharma, Inc.
Registration Statement on Form S-3
Filed January 15, 2025
File No. 333-284285

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Traws Pharma, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-284285) to become effective on Wednesday, January 22, 2025, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request as a confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Christopher L. Tinen, Esq. of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration. Please contact Mr. Tinen at (858) 910-4809 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very Truly Yours,

Traws Pharma, Inc.

By:	/s/ Werner Cautreels
Name: Werner Cautreels
Title: Chief Executive Officer